Exhibit 99.2

Proxy Statement in Accordance with the Companies Regulations (Voting in Writing and Position Notices), 5766 - 2005 (the “Regulations”)

1.	Company name: Mazor Robotics Ltd.

2.
Type, date and location of the general shareholders’ meeting: An extraordinary general meeting of the Company’s shareholders (the "Meeting") will be held on January 21, 2014, at 11:00 a.m. (Israel time), at CBLS, Law offices, Azrieli Center, Square Tower, 35th floor, Tel-Aviv, Israel.

3.	List of topics on the agenda for which votes may be delivered by proxy statement:

3.1.	To approve a Compensation Policy for the Company's directors and officers, in accordance with the requirements of the Israeli Companies Law, 5799-1999 (the "Israeli Companies Law");

3.2.
To approve the grant of a bonus in the sum of NIS 600,000 to Mr. Ori Hadomi, the Company’s Chief Executive Officer (the "CEO") following the Company's successful Public Offering completed in November 2013;

3.3.
To approve the update of the CEO`s employment agreement so that the re-adjustment Payment shall be extended from four (4) monthly payments to six (6) monthly payments in the event that the CEO will resign subsequent to a change of control in the Company and it shall be extended from six (6) monthly payments to nine (9) monthly payments in the event that the CEO will be terminated subsequent to a change of control in the Company;

3.4.
To approve the grant of a bonus in the sum of NIS 360,000 to Ms. Sharon Levita, the Company’s Chief Financial Officer (the "CFO") following the Company's successful Public Offering completed in November 2013.

4.
Location and times where the full text of the proposed resolutions may be viewed: The full text of the proposed resolutions may be viewed at the Company’s registered office, Sunday to Thursday from 9:00 AM to 4:00 PM, following advance coordination with Ms. Sharon Levita, CFO, at telephone no. 972-4-6270171, until the date of convocation of the Meeting, and also in the immediate report published regarding convocation of the aforementioned general meeting, as this appears on the website of the Securities Authority at www.magna.isa.gov.il.

5.	Majority required to pass resolutions on the agenda, for which voting may be submitted by proxy statement:

Each of Proposals 3.1 to 3.4 pursuant to the Companies Law, require the affirmative vote of a simple majority of shares present at the Meeting, in person or by proxy, and voting thereon, as long as either:

Shareholders are requested to notify us whether or not they have a “Personal Interest” in connection with Proposals 3.1 to 3.4 (please see the definition of the term “Personal Interest” herein). If any shareholder casting a vote in connection thereto does not notify us as to whether or not they have a Personal Interest with respect to the Proposals, their vote with respect to such proposal will be disqualified. The above majority must include a majority of the total votes of shareholders who are not controlling shareholders in the company or shareholders who do not have a "Personal Interest" (as such term defined herein under) in the approval of the Proposal who participate in the vote (abstentions will not be taken into account); or the total number of votes of the shareholders referred to above that are voted against the proposed resolution does not exceed two percent (2%) of the company`s total voting rights.

“Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer and exclusive of a personal interest that stems from the fact of holding shares in the company, including the personal interest of a person who votes by virtue of a power of attorney given him by another person, even if the other person does not have a personal interest, and the vote of a person who was given a power of attorney by a person who has a personal interest shall also be deemed the vote of a person with a personal interest, irrespective of whether the person who votes has or does not have direction. A proxy statement which has not been delivered in accordance with the instructions specified in this Section will be invalid. For this purpose, the “Delivery Date” will be the date on which the proxy statement and attached documents are delivered to the Company’s offices.

6.	Internet: The Company does not permit voting via the internet.

7.	Address for delivery of proxy statements and position notices: The Company’s registered office at HaEshel 7, Caesarea, Israel.

8.
Deadlines for delivery of proxy statements and position notices: The deadline for delivery of shareholders’ position notices to the Company is December 30, 2013. The deadline for delivery of proxy statements is 72 hours before the date of the Meeting; in other words, January 18, 2014, at 11:00 PM. The deadline for delivery of a position notice by the Company regarding the response of the Company’s Board of Directors to the position notices submitted by the shareholders is January 4, 2013.

9.	Web addresses of the distribution site and stock exchange site where proxy statements and position notices may be found: www.magna.isa.gov.il and www.maya.tase.co.il., respectively.

10.
Receiving authorizations of ownership: Shareholders are entitled to receive authorizations of ownership at the branch of the stock exchange member, or by mail (requiring payment of shipping fees only), at their request. Requests made regarding this matter will be made in advance for a particular securities account.

11.
Receiving proxy statements and position notices: Unregistered shareholders are entitled to receive by e-mail (to the address held by the stock exchange member), at no charge, a link to the text of the proxy statements and position notices on the distribution site, by the stock exchange member through which they holds its shares, unless they have notified the stock exchange member that they are not interested in receiving the aforementioned link, or that they are interested in receiving proxy statements by regular mail for a fee. The aforementioned regarding proxy statements will also apply regarding receipt of position notices.

12.
Viewing proxy statements: One or more shareholders who hold, on the Determining Date, shares at a rate equal to five percent (5%) or more of all voting rights in the Company, and those holding the same rate out of the total voting rights not held by the Company’s controlling shareholder, as defined in Section 268 of the Companies Law (hereinafter: “Controlling Shareholder”), will be entitled, whether on their own or by means of a proxy acting on their behalf, after convocation of the Meeting, to view the proxy statements at the Company’s office (whose address is specified in Section 7 above), during conventional working hours, as specified in Regulation 10(A) of the Regulations.

13.	A share amount constituting 5% of all voting rights in the Company is 2,041,012 ordinary shares of NIS 0.01 nominal value each in the Company.

Proxy Statement – Second Part

Company name: Mazor Robotics Ltd., public company no. 51-300904-3

Company address (for submission and delivery of proxy statements):  HaEshel 7, Caesarea, Israel

Meeting date: January 21, 2014 at: 11:00 a.m. (Israel Time).

Meeting type: Extraordinary general meeting (the "Meeting").

Determining date for ownership of shares with regards to voting rights in the Meeting: December 20, 2013.

Shareholder Details

Shareholder Name: ___________________
ID no.: ______________________

For shareholders who are not in possession of an Israeli ID card:
Passport no.: ______________________
Country of Issue: ______________________
Valid Until: _______________________

For shareholders that are corporations:
Corporation no. : _____________________
Country of Incorporation: ___________________

Manner of Voting:

Agenda Topic						Do you have a personal interest in this resolution (2) *
Manner of Voting (1)
		For	Abstain	Against	Yes*	No
1.	To approve a Compensation Policy for the Company's directors and officers, in accordance with the requirements of the Israeli Companies Law.
2.	To approve the grant of a bonus in the sum of NIS 600,000 to the CEO following the Company's successful Public Offering completed in November 2013.
3.
To approve the update of the CEO`s employment agreement so that the re-adjustment Payment shall be extended from four (4) monthly payments to six (6) monthly payments in the event that the CEO will resign subsequent to a change of control in the Company and it shall be extended from six (6) monthly payments to nine (9) monthly payments in the event that the CEO will be terminated subsequent to a change of control in the Company.

4.	To approve the grant of a bonus in the sum of NIS 360,000 to the CFO following the Company's successful Public Offering completed in November 2013.

* If the answer is “Yes” – provide details regarding the nature of the personal interest below:

1	Mark X or V clearly in the appropriate column, in accordance with your voting decision. Non-marking will be considered as an abstention from voting on that topic.

2	Mark X or V clearly in the appropriate column. Votes from shareholders who do not mark this column, or who mark “Yes” without providing details, will not be included in the tally of votes.

___________________	_______________________
Date	Signature

For shareholders holding shares through a stock exchange member (in accordance with Section 177(1) of the Companies Law, 5799 - 1999), this proxy statement is only valid when accompanied by an authorization of ownership.

For shareholders registered in the Company’s shareholder registry – this proxy statement will only be valid when accompanied by a photocopy of an ID / passport / certificate of incorporation.